ROMARCO MINERALS INC.
885 West Georgia, Suite 1500	Tel: (604) 688- 9271
Vancouver, British Columbia	Fax: (604) 688- 9274
Canada V6C 3E8	info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE	July 5, 2005

ROMARCO’S DRILLING PROGRAM COMMENCES AT
BUCKSKIN-NATIONAL GOLD/SILVER PROJECT

ROMARCO MINERALS INC. (“TSXV: R” – the “Company”) is pleased to announce that it has collared the first drill hole of its 2005 drilling program at Buckskin-National. Core drilling will commence upon return of the drilling contractor’s personnel after an extended 4th of July break.

The 2005 drilling program will consist of up to 7,500 feet (2286 m) of total length in 3 to 5 drill holes that will begin testing the numerous bonanza vein and breccia targets on the property. Romarco has contracted Connors Drilling LLC to perform the drilling, and the program will be supervised by Dr. Tommy Thompson, Romarco’s Project Geologist for Buckskin-National.

The first drill hole, labeled BN-18, targets one of the favorable dilatant zones on the Bell Vein projected down-dip from shallow historical mine workings. Anticipated depth to the target at -45 degrees is approximately 1350 to 1400 feet (400 m ±).

Romarco is also expanding its soil geochemistry program that was conducted during the summer of 2004. Field crews have begun to re-sample the area on the west side of Buckskin Mountain where a soil sample returned 1.01 ppm gold, the highest gold value of the 986 total soil samples taken during 2004. This sample was taken from a steep slope with no outcrop; however, the site does lie along a pronounced lineament visible on Romarco’s orthophoto.

Buckskin-National is a volcanic-hosted gold-silver exploration project situated within the National Mining District, Humboldt County, Nevada. Romarco controls a 100% operating in terest in the 103 unpatented lode mining claims that comprise the project area, subject to the terms of agreements with three private parties. Romarco’s Qualified Person on the Buckskin-National Project is Dr. Tommy Thompson, Chief Geologist for Romarco Minerals Inc.

In other news, field work consisting of geological mapping and sampling is progressing rapidly at Romarco’s Pine Grove and Roberts Mountains Projects. It is Romarco’s intention, subject to permitting and drill rig availability, to drill both projects in late summer.

Geological characteristics evident at Pine Grove indicate the discovery potential for bonanza gold/silver vein systems analogous to those found and mined at Midas (Nevada), Hishikari (Japan), El Peñon (Chile), and numerous other localities. Romarco can earn a 60% operating in terest in the project (70% under certain circumstances) by expending US$2,000,000 over a four year period. The Roberts Mountains Project demonstrates significant discovery potential for “Carlin Type” gold deposits analogous to the Cortez Hills, Rain, and other higher grade sedimentary rock-hosted gold deposits. Romarco controls a 100% operating interest in the project subject to yearly payments and a production royalty to the underlying owner.

Romarco’s Chief Consulting Geologist, Dr. Tommy Thompson, and NDT’s Geologist, Mr. Thomas Burkhart recently returned from Peru, where they assessed and identified drill targets for the 50/50 Joint Venture Cori Puncho Project.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at dgarrett@romarco.com or Mr. Ralf Langner, V.P. Finance at (604) 688-9271 or by e-mail at rlangner@romarco.com

ON BEHALF OF ROMARCO MINERALS INC.

“Diane R. Garrett”

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY
OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.